Filed Pursuant to Rule 433

Registration No. 333-156619

February 25, 2010

ENBRIDGE ENERGY PARTNERS, L.P.

$500,000,000 5.200% Notes due 2020

Issuer:	Enbridge Energy Partners, L.P.
Ratings*:	Moody’s: Baa2 (stable outlook) S&P: BBB (stable outlook) DBRS: BBB (stable outlook)
Note Type:	Senior Unsecured Notes
Principal Amount:	$500,000,000
Pricing Date:	February 25, 2010
Settlement Date:	March 2, 2010 (T+3)
Maturity Date:	March 15, 2020
Benchmark Treasury:	3.625% UST due February 15, 2020
Benchmark Yield:	3.655%
Spread to Benchmark Treasury:	T+155 bp
Yield to Maturity:	5.205%
Coupon:	5.200%
Public Offering Price:	99.959%
Optional Redemption:	Make Whole Call @ T+25 bp
Interest Payment Dates:	March 15 and September 15, beginning September 15, 2010
Denominations:	$2,000 x $1,000
CUSIP:	29250R AS5
ISIN:	US29250RAS58
Joint Book-Running Managers:	Citigroup Global Markets Inc. Morgan Stanley & Co. Incorporated Wells Fargo Securities, LLC
Co-Managers:	Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. RBC Capital Markets Corporation RBS Securities Inc.
Junior Co-Managers:	Mizuho Securities USA Inc. NBF Securities (USA) Corp. SG Americas Securities, LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649 and Wells Fargo Securities, LLC toll free at 1-800-326-5897.